FOR IMMEDIATE RELEASE
FRIDAY, APRIL 4, 2003

Shell Canada announces re-start of production at Muskeg River Mine

Calgary, Alberta — Production of bitumen has resumed at the Muskeg River Mine, located 75 kilometres north of Fort McMurray, Alberta. Shipment of diluted bitumen into the Corridor Pipeline system has now commenced for delivery to the Scotford Upgrader located near Fort Saskatchewan, Alberta.

Bitumen production from the mine started late last year but was interrupted by a fire on January 6, 2003. Fire damage was limited mainly to the solvent recovery area in the froth treatment plant but severe weather conditions caused some broader freezing damage and impeded progress in making repairs. Repairs to Train 1 of the froth treatment plant have now been completed and production of bitumen resumed on April 4, 2003. Repairs to Train 2 are ongoing and expected to be completed in approximately one month.

The Scotford Upgrader recently started making initial runs of light synthetic crude utilizing purchased feedstocks. The next step in the start-up of the upgrader is to process bitumen from the Muskeg River Mine. It is expected that the Corridor Pipeline and associated tankage will be filled within the next two weeks, enabling the Scotford Upgrader to then begin processing bitumen from the mine.

The Athabasca Oil Sands Project (AOSP) is a joint venture of Shell Canada Limited (60 per cent), Chevron Canada Limited (20 per cent) and Western Oil Sands L.P. (20 per cent). The project is expected to ramp up to its design rate of 155,000 barrels per day of bitumen in the third quarter of 2003. At full rates, the project will supply the equivalent of 10 per cent of Canada’s oil needs. Shell’s share of AOSP production will increase the Company’s total barrels-of-oil equivalent production by more than 50 per cent.

Investor Inquiries:	Media Inquiries:
Jim Fahner	Jan Rowley
Manager, Investor Relations	Manager, Public Affairs
(403) 691-2175	(403) 691-3899

Visit Shell’s Internet web site: www.shell.ca

This information includes “forward looking statements” based upon current expectations, estimates and projections of future production, project start-ups and future capital spending, that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Corporation. These risks and uncertainties include, but are not limited to, changes in; market conditions, law or government policy, operating conditions and costs, project schedules, operating performance, demand for oil, gas and related products, price and exchange rate fluctuations, commercial negotiations or other technical and economic factors.

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Notes to the Editor:

The Project:

•	is the first new fully integrated oil sands project in 25 years.

•	is expected to ramp up to 155,000 barrels of bitumen per day in 2003.

•	at full rates will be capable of supplying 10 per cent of Canada’s oil needs.

•	was one of the largest employers of trades and construction workers in Canada, with more than 14,000 workers at the peak of construction in early 2002.

•	will create more than 850 permanent operating jobs.

•	has set an industry safety record in Alberta and a new standard for safety in Canada.

•	has targets to reduce, by 2010, its greenhouse gas emissions by 50 per cent, making emissions less than those associated with imported oil, which it will displace.